[priceline.com Incorporated Letterhead]

February 1, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission
                             450 Fifth Street, N.W
                                                          Washington, D.C.  20549

Attention: Mara Ransom and Scott Anderegg

Re:                             priceline.com Incorporated (the “Company”)
Registration Statement on Form S-4 (File No. 333-185465)

Dear Ms. Ransom and Mr. Anderegg:

In accordance with Rule 461 under the Securities Act of 1933, we hereby respectfully request that the effective date of the above-referenced Registration Statement (“Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, February 1, 2013, 5:00 PM, Eastern Standard Time, or as soon thereafter as is practicable.

The Company hereby acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective: (i) the Company shall remain responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (203) 299-8602 should you have any questions.  In addition, please notify me when this request for acceleration has been granted.

Very truly yours,

/s/ Stephen B. Sonne

Stephen B. Sonne

Senior Vice President